March 30, 2018

Gordon Scott Venters
Chief Executive Officer
The Movie Studio, Inc.
800 Silks Run, Suite 1330
Hallandale Beach, FL 33009

       Re: The Movie Studio, Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed March 15, 2018
           File No. 024-10807

Dear Mr. Venters:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Amendment #2 filed on March 15, 2018

General

1. Please provide us your analysis as to whether you are eligible to make this Regulation A filing pursuant to Securities Act Rule 251(b)(2). In particular please address whether you properly suspended your Section 15(d) reporting obligation. Based on your Form 15 filed on December 20, 2017 it appears that you intended to use Rule 12h-3 to suspend your
      Section 15(d) reporting obligation. We note that Rule 12h-3(a) has requirements related to a registrant being current in its reporting, and the last periodic report you filed was the
      10-K for the fiscal year ended October 31, 2014.
 Gordon Scott Venters
FirstName LastNameGordon Scott Venters
The Movie Studio, Inc.
Comapany2018
March 30, NameThe Movie Studio, Inc.
June 16, 2017 Page 2
Page 2
FirstName LastName
2. We note that Article II, Section 15 of your By-Laws includes an exclusive forum provision. Please include disclosure in your offering statement about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders'
         ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.
3. We note that Article II, Section 16 of your By-Laws includes a mandatory arbitration provision. Please include disclosure in your offering statement about the provision, its scope and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision on your stockholders. Your disclosure should also address the enforceability of the provision under relevant state law and how the provision could affect the ability of investors to bring class-action lawsuits. In discussing the scope of the provision, please explain the meaning of "this Agreement" as used in the provision and explain which matters would be subject to the mandatory arbitration provision and not the exclusive forum provision.
4. We note that Section 17 of your By-Laws includes a fee-shifting provision. Please include disclosure in your offering statement about the fee-shifting provision, including the following matters:
           the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws; the level of recovery required by the plaintiff to avoid payment, including the meaning
             of the phrase "substantially achieves, in substance and amount, the full remedy sought"; and
           who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

         In addition, please add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.
         Please also clarify if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.
Consolidated Statement of Financial Position, page F-5

5. We note that the Consolidated Statement of Financial Positions included in the filing is as of October 31, 2016. Please amend your filing to include a October 31, 2017 Consolidated
         Statement of Financial Positions.
6. We note the heading of your Consolidated Statement of Financial Positions reads "VCP I,
         II, and III, LLC's". It appears that this is not your Consolidated Statement of Financial
         Positions. Please advise us or revise accordingly.
 Gordon Scott Venters
The Movie Studio, Inc.
March 30, 2018
Page 3
Report of Independent Certified Public Accountant, page F-13

7. We note your auditor's compilation and review report on page F-13 related to your interim financial statements for the period ended January 31, 2018. In that regard, we note that auditors are required to comply with either the independence rules issued by the SEC or by the AICPA. Please have your auditor explain to us in detail how his compilation of your financial statements did not impair his independence. Please have your auditor tell us in detail which independence rules he complied with and how he determined he was in compliance.


        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

FirstName LastNameGordon Scott Venters
Comapany NameThe Movie Studio, Inc.
                                                              Division of
Corporation Finance
June 16, 2017 Page 3                                          Office of
Transportation and Leisure
FirstName LastName